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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Telegen Corportion (Name of Issuer)
Common Stock (Title of Class of Securities)
879-4131-02 (CUSIP Number)

Michael Moors
Eaton Cottage, Eaton, Congleton, Cheshire
CW12 2NA, United Kingdom

With a copy to:
John D. Kauffman, Esq.
Stoel Rives, LLP
111 Sutter Street, Suite 700
San Francisco, California 94104
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879-4131-02

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Michael Moors

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization British

Number of Shares	(7)	Sole Voting Power 2,571,006
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power
Person With
	(9)	Sole Dispositive Power 2,571,006

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,571,006

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 13.4%

(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

        The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock") of Telegen Corporation, a California corporation (the "Issuer"), whose principal executive offices are located at 1840 Gateway Drive, Suite 200, San Mateo, California 94404.

Item 2. Identity and Background

(a)
Name: Michael Moors

(b)
Residence or business address: Eaton Cottage, Eaton, Congleton, Cheshire, CW12 2NA, United Kingdom

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Mr. Moors is a private investor whose place of business is at the address indicated in Item 2(b).

(d)
Mr. Moors has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Moors has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship: British

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Moors used personal funds to acquire the shares of Common Stock of the Issuer held by him. The aggregate purchase price for the shares of Common Stock held by him was $2,087,323.

Item 4. Purpose of Transaction

        Mr. Moors has acquired the Common Stock of the Issuer for investment purposes.

Item 5. Interest in Securities of the Issuer

        Mr. Moors has beneficial ownership of 2,571,006 shares of Common Stock of the Issuer. He has sole power to vote and sole power to dispose or direct the disposition of these shares. These shares represent 13.4% of the outstanding shares of Common Stock (based on the Issuer's Form 10-Q filing for the quarterly period ended June 30, 2002, and including securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934).

  Mr. Moors has not engaged in any transactions in the Common Stock during the past sixty days.

  No person other than Mr. Moors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Moors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to Be Filed as Exhibits

        No material is required to be filed as an exhibit hereto.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2002 Date
/s/ MICHAEL MOORS Signature Michael Moors Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits